SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Bristow Group Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

11040G103
(CUSIP Number)
Christopher Pucillo Solus Alternative Asset Management LP 25 Maple Street, 2nd Floor Summit, NJ 07901 212-284-4300
with a copy to: Eleazer Klein, Esq. Adriana Schwartz, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 11040G103	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Solus Alternative Asset Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,933,037
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,933,037
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,933,037
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.04%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 11040G103	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Solus GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,933,037
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,933,037
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,933,037
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.04%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 11040G103	SCHEDULE 13D/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON Christopher Pucillo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,933,037
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,933,037
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,933,037
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.04%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 11040G103	SCHEDULE 13D/A	Page 5 of 6 Pages

This Amendment No. 3 (this "Amendment No. 3") amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 22, 2020 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on September 22, 2020 ("Amendment No. 1") and by Amendment No. 2 filed with the SEC on November 17, 2020 ("Amendment No. 2" and the Original Schedule 13D as amended by Amendment No. 1, Amendment No. 2 and this Amendment No. 3, the "Schedule 13D") with respect to shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Bristow Group Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Items 2(b) and 5(a)-(c) as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Item 2(b) of the Schedule 13D is hereby amended and restated as follows:

(b)	The principal business address of the Reporting Persons is 25 Maple Street, 2nd Floor, Summit, NJ 07901.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and the percentage of the Common Stock beneficially owned by each of the Reporting Persons. The percentage reported in this Schedule 13D is calculated based upon 28,016,388 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 filed with the SEC on November 3, 2022.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	On December 9, 2022, the Reporting Person made a contribution in kind of 106,800 shares of Common Stock. There have been no other transactions in the Common Stock during the sixty days prior to the date of this Schedule 13D by any of the Reporting Persons.

CUSIP No. 11040G103	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 13, 2022

/s/ Christopher Pucillo
CHRISTOPHER PUCILLO, individually and as managing member of Solus GP LLC, for itself and as the general partner of Solus Alternative Asset Management LP